UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

PIPE Securities Purchase Agreements

On September 18, 2025, Brera Holdings PLC (the “Company”) entered into securities purchase agreements (the “PIPE Securities Purchase Agreements”) with certain accredited investors (the “Purchasers”) pursuant to which the Company agreed to sell and issue to the Purchasers in a private placement offering (the “PIPE Offering”) an aggregate offering of (i) a combination of 58,005,516 shares of the Company’s Class B Ordinary Shares, with a nominal value of $0.05 per share (the “Class B Ordinary Shares”), and Class B Ordinary Share purchase warrants (the “PIPE Common Warrants”) to purchase 58,005,516 Class B Ordinary Shares, at a combined offering price of $4.50 per Class B Ordinary Share and PIPE Common Warrant to purchase one Class B Ordinary Share and (ii) a combination of pre-funded warrants (the “PIPE Pre-Funded Warrants”) to purchase 8,661,152 Class B Ordinary Shares and PIPE Common Warrants to purchase 8,661,152 Class B Ordinary Shares, at a combined offering price of $4.45 per PIPE Pre-Funded Warrant to purchase one Class B Ordinary Share and PIPE Common Warrant to purchase one Class B Ordinary Share.

The PIPE Common Warrants will be immediately exercisable for 36 months after issuance at an exercise price of $6.75 per share. The PIPE Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until all of the PIPE Pre-Funded Warrants issued in the PIPE Offering are exercised in full at an exercise price of $0.05 per share. Each Purchaser’s ability to exercise its PIPE Pre-Funded Warrants and PIPE Common Warrants, as applicable, in exchange for Class B Ordinary Shares is subject to certain beneficial ownership limitations set forth therein.

The aggregate gross proceeds for the PIPE Offering will be approximately $300 million, which amount is payable in cash, USD Coin, Tether, or SOL, the native cryptocurrency of Solana, a blockchain ecosystem.

Cantor Fitzgerald & Co. is acting as the sole placement agent and financial advisor in connection with the PIPE Offering.

The Class B Ordinary Shares, PIPE Pre-Funded Warrants (and underlying shares) and PIPE Common Warrants (and underlying shares) are being offered in reliance upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and/or Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. The issuance of the Class B Ordinary Shares, PIPE Pre-Funded Warrants (and underlying shares), and PIPE Common Warrants (and underlying shares) have not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Registration Rights Agreement

In connection with entering into the PIPE Securities Purchase Agreements, on September 18, 2025, the Company and the Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission, within 30 days of the closing of the PIPE Offering registering the resale of, among others, the Class B Ordinary Shares sold in the PIPE Offering, the Class B Ordinary Shares underlying the PIPE Pre-Funded Warrants and the Class B Ordinary Shares underlying the PIPE Common Warrants.

The foregoing summaries of the PIPE Pre-Funded Warrants, the PIPE Common Warrants, PIPE Securities Purchase Agreements, and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of those agreements, which are attached hereto as Exhibits 4.1, 4.2, 10.1 and 10.2 respectively, to this Report on Form 6-K and are hereby incorporated by reference.

Press Release Announcing the PIPE Offering

On September 18, 2025, the Company issued a press release announcing the pricing and signing of the PIPE Offering and estimated aggregate gross proceeds of approximately $300 million, before deducting placement agent fees and other offering expenses, to implement a SOL treasury strategy. The closing of the PIPE Offering is expected to occur on or about September 22, 2025, subject to the satisfaction of customary closing conditions. A copy of the press release is included as Exhibit 99.1 here and is incorporated herein by reference.

Corporate Presentation

In connection with the PIPE Offering, the Company delivered an investor presentation to potential investors on a confidential basis, a copy of which is furnished as Exhibit 99.2 to this Report on Form 6-K.

(a) Exhibits

Number	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Common Warrant
10.1	Form of Securities Purchase Agreement, dated as of September 18, 2025, between Brera Holdings PLC and each Purchaser (as defined therein)
10.2	Form of Registration Rights Agreement, dated as of September 18, 2025, between Brera Holdings PLC and each Purchaser (as defined therein)
99.1	Press Release, dated September 18, 2025.
99.2	Corporate Presentation, dated September 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2025	BRERA HOLDINGS PLC

	By:	/s/ Dr. Fabio Scacciavillani
Dr. Fabio Scacciavillani
Chief Executive Officer and Chief Financial Officer

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